EXHIBIT 99.1

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

PROTEIN DESIGN LABS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

	December 31,
	2003	2002

ASSETS
Current assets:
Cash and cash equivalents	$341,768	$287,730
Marketable securities, including $7.4 million of restricted investments at December 31, 2003	149,863	318,680
Other current assets	11,893	7,432
Total current assets	503,524	613,842
Land, property and equipment, net	155,513	70,802
Intangible assets, net	32,311	—
Restricted investments	13,362	—
Other assets	7,320	3,174
Convertible note receivable	30,000	30,000
Total assets	$742,030	$717,818

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$3,576	$1,628
Accrued compensation	5,903	2,520
Accrued clinical trial costs	1,759	2,327
Accrued interest	3,204	3,071
Other accrued liabilities	19,351	4,576
Deferred revenue	161	38
Current portion of notes payable	537	—
Capital lease obligations	183	—
Current portion of other long-term debt	502	466
Total current liabilities	35,176	14,626
Convertible subordinated notes	250,000	150,000
Notes payable	595	—
Other long-term debt	7,928	8,426
Total liabilities	293,699	173,052
Commitments and contingencies (Notes 2 and 10)
Stockholders’ equity:
Preferred stock, par value $0.01 per share, 10,000 shares authorized; no shares issued and outstanding	—	—
Common stock, par value $0.01 per share, 250,000 shares authorized; 93,886 and 89,179 issued and outstanding at December 31, 2003 and December 31, 2002, respectively	939	892
Additional paid-in capital	666,793	628,292
Accumulated deficit	(220,291)	(90,477)
Accumulated other comprehensive income	890	6,059
Total stockholders’ equity	448,331	544,766
Total liabilities and stockholders’ equity	$742,030	$717,818

See accompanying notes.

PROTEIN DESIGN LABS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Years Ended December 31,
	2003	2002	2001

Revenues:
Royalties	$52,704	$40,421	$30,604
License and other	13,982	5,952	13,796
Total revenues	66,686	46,373	44,400
Costs and expenses:
Research and development	82,732	57,978	52,163
General and administrative	27,613	18,373	15,004
Acquired in-process research and development	85,993	—	—
Total costs and expenses	196,338	76,351	67,167
Operating loss	(129,652)	(29,978)	(22,767)
Interest and other income, net	9,831	25,978	35,135
Interest expense	(9,770)	(9,146)	(9,709)
Impairment loss on investment	(150)	(1,366)	—
Income (loss) before income taxes	(129,741)	(14,512)	2,659
Provision for income taxes	73	42	12
Net income (loss)	$(129,814)	$(14,554)	$2,647

Net income (loss) per share:
Basic	$(1.40)	$(0.16)	$0.03

Diluted	$(1.40)	$(0.16)	$0.03

Shares used in computation of net income (loss) per share:
Basic	92,478	88,865	87,624

Diluted	92,478	88,865	92,889

See accompanying notes.

PROTEIN DESIGN LABS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(In thousands, except shares of common stock data)

	Common Stock		Additional Paid-In
	Shares	Amount	Capital

Balance at December 31, 2000	87,153,300	$872	$611,254
Issuance of common stock under employee benefit plans	1,346,001	13	12,840
Balance at December 31, 2001	88,499,301	885	624,094
Issuance of common stock under employee benefit plans	679,566	7	4,198
Balance at December 31, 2002	89,178,867	892	628,292
Issuance of common stock under employee benefit plans	526,662	5	4,105
Issuance of common stock in connection with Eos acquisition	4,180,375	42	34,120
Issuance of common stock options to consultants for services	—	—	276
Balance at December 31, 2003	93,885,904	$939	$666,793

	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders’ Equity

Balance at December 31, 2000	$(78,570)	$588	$534,144
Issuance of common stock under employee benefit plans	—	—	12,853
Comprehensive income:
Net income	2,647	—	2,647
Unrealized gains on securities	—	8,799	8,799
Total comprehensive income			11,446
Balance at December 31, 2001	(75,923)	9,387	558,443
Issuance of common stock under employee benefit plans	—	—	4,205
Comprehensive loss:
Net loss	(14,554)	—	(14,554)
Change in unrealized gains on securities	—	(3,328)	(3,328)
Total comprehensive loss			(17,882)
Balance at December 31, 2002	(90,477)	6,059	544,766
Issuance of common stock under employee benefit plans	—	—	4,110
Issuance of common stock in connection with Eos acquisition	—	—	34,162
Issuance of common stock options to consultants for services	—	—	276
Comprehensive loss:
Net loss	(129,814)	—	(129,814)
Change in unrealized gains on securities	—	(5,169)	(5,169)
Total comprehensive loss			(134,983)
Balance at December 31, 2003	$(220,291)	$890	$448,331

See accompanying notes.

PROTEIN DESIGN LABS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,
	2003	2002	2001
Cash flows from operating activities:
Net income (loss)	$(129,814)	$(14,554)	$2,647
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Acquired in-process research and development	85,993	—	—
Depreciation and amortization	8,407	5,441	4,782
Amortization of convertible notes offering costs	1,147	721	721
Amortization of intangible assets	941
Consultant stock-based compensation expense	276	—	—
Impairment loss on investment	150	1,366	—
Loss on early extinguishment of debt	6,538	—	—
Loss on disposal of fixed assets	455	—	—
Changes in assets and liabilities:
Interest receivable	2,975	3,904	(4,522)
Other current assets	(3,770)	(3,336)	(2,164)
Other assets	(7,857)	(643)	105
Accounts payable	997	379	187
Accrued liabilities	10,474	1,713	2,187
Deferred revenue	123	(62)	(1,355)

Total adjustments	106,849	9,483	(59)

Net cash provided by (used in) operating activities	(22,965)	(5,071)	2,588
Cash flows from investing activities:
Purchases of marketable securities	(110,049)	(79,954)	(485,483)
Maturities of marketable securities	278,000	283,500	207,885
Purchase of restricted securities	(20,822)	—	—
Purchase of convertible note	—	—	(30,000)
Cash acquired in acquisition of Eos	2,453	—	—
Purchase of intangible assets	(80,000)	—	—
Purchase of land, property and equipment	(91,118)	(34,786)	(8,716)

Net cash provided by (used in) investing activities	(21,536)	168,760	(316,314)
Cash flows from financing activities:
Proceeds from issuance of common stock	4,110	4,205	12,853
Proceeds from issuance of convertible notes	250,000	—	—
Extinguishment of long-term convertible debentures	(154,125)	—	—
Payments on other long-term obligations	(1,446)	(432)	(400)

Net cash provided by financing activities	98,539	3,773	12,453
Net increase (decrease) in cash and cash equivalents	54,038	167,462	(301,273)
Cash and cash equivalents at beginning of year	287,730	120,268	421,541

Cash and cash equivalents at end of year	$341,768	$287,730	$120,268
Supplemental Disclosure of Noncash Financing and Investing Activities
Exchange of assets for third party preferred stock	$—	$1,290	$—
Cash Flow for Acquisition of Eos:
Assembled workforce	$1,410	$—	$—
Other current assets acquired	691	—	—
Acquired in-process research and development	37,834	—	—
Property and equipment acquired	2,274	—	—
Liabilities assumed	(5,848)	—	—
Acquisition and transaction costs incurred	(4,652)	—	—
Common stock issued	(34,162)	—	—
Supplemental Disclosure of Cash Flow Information
Cash paid during the year for interest	$10,736	$8,957	$8,989

See accompanying notes.

PROTEIN DESIGN LABS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003

1. Summary of Significant Accounting Policies

Organization and Business

Protein Design Labs, Inc. (we, us, our, PDL or the Company) is a biotechnology company engaged in the development of humanized antibodies to prevent or treat various disease conditions. We currently have antibodies under development for autoimmune and inflammatory conditions, asthma and cancer. We hold fundamental patents for its antibody humanization technology.

Principles of Consolidation

The consolidated financial statements include the accounts of Protein Design Labs, Inc. and its wholly-owned subsidiaries, Fremont Holding L.L.C., Fremont Management, Inc. and PDL France SAS, after elimination of inter-company accounts and transactions.

Reclassifications

Certain reclassifications of prior years amounts have been made to conform to the current year presentation.

Cash Equivalents, Marketable Securities and Concentration of Credit Risk

We consider all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. We place our cash, cash equivalents and marketable debt securities with high-credit-quality financial institutions and in securities of the U.S. government, U.S. government agencies and U.S. corporations and, by policy, limit the amount of credit exposure in any one financial instrument. To date, we have not experienced credit losses on investments in these instruments.

Revenue Recognition

We currently recognize three types of revenues resulting from the licensing and use of our technology, and from services we sometimes perform in connection with the licensed technology. These revenues are typically derived from our proprietary patent portfolio covering the humanization of antibodies for use in drug development and production. Revenues, and their respective treatment for financial reporting purposes, are as follows:

Upfront and License Maintenance Fees

We generally recognize revenue from upfront fees when the agreement is signed, we have completed the earnings process and we have no ongoing performance obligation with respect to the arrangement. Revenues recognized from upfront fees typically relate to patent license and patent rights agreements.

•                                          Under patent license agreements, the licensee typically obtains a non-exclusive license to our patents. In this arrangement, the licensee is responsible for all of the development work on its product. The licensee has the technical ability to perform the humanization of the antibody it is developing using our patented technology, but needs to obtain a license from us to avoid infringing our patents. We have no future performance obligations under these agreements.

•                                          Under patent rights agreements, licensees currently purchase a research patent license, in exchange for an upfront fee, and a right to obtain, in exchange for consideration separate from the upfront fee, patent licenses for commercial purposes for a specified number of drug targets to be designated by the licensee subsequent to execution of the agreement. All of the research is performed by the licensee, and therefore, upon delivery of the patent rights agreement, the earnings process is complete and we have no further performance obligations with respect to the research patent license and the grant of the right to obtain commercial patent licenses. Subsequent to execution of the agreement, the licensee has the right to purchase patent licenses to certain designated targets, for which the licensee pays separate consideration at a later date. Such consideration is recognized upon exercise of such right, execution and delivery of the associated patent license agreement and when payment is reasonably assured.

•                                          Under our humanization agreements, the licensee typically pays an upfront fee for us to humanize an antibody. These upfront fees are recognized on a percent completion basis, as the humanization work is performed, which is typically over three to six months.

•                                          Under patent license agreements and humanization agreements, we may also receive annual license maintenance fees, payable at the election of the licensee to maintain the license in effect. We have no performance obligations with respect to such fees. Maintenance fees are recognized as they are due and when payment is reasonably assured.

Multiple Element Arrangements

We enter into patent license and humanization agreements that may contain other elements, such as milestones related to reaching particular stages in product development and royalties. If we determine that separate elements exist under EITF 00-21, “Revenue Arrangements with Multiple Deliverables,” we recognize revenue for delivered elements only when the fair values of undelivered elements are known, when the associated earnings process is complete and, to the extent the milestone amount relates to our performance obligation, when our customer confirms that we have met the requirements under the terms of the agreement and when payment is reasonably assured.

Generally, there are three types of agreements under which a customer would owe us a milestone payment:

•                                          Humanization agreements provide for the payment of certain milestones to us after the completion of services to perform the humanization process. These milestones include delivery of a humanized antibody meeting a certain binding affinity and, at the customer’s election, delivery of a cell line meeting certain criteria described in the original agreement.

•                                          Patent license agreements and humanization agreements sometimes require our customers to make milestone payments to us when they achieve certain progress, such as FDA approval, with respect to the customer’s product. Because we have no obligations with respect to any of this activity, we record these milestone payments as revenue when received and we have confirmed that the milestone has been achieved.

•                                          We may also receive certain milestone payments in connection with licensing technology to or from our partners, such as product licenses. Under these agreements, our partners may make milestone payments to us when they or we achieve certain levels of development with respect to the licensed technology.

Royalties

Under some of our agreements, we also receive royalty payments based upon our licensees’ net sales of products. Generally, we receive royalty reports from such licensees approximately one quarter in arrears; that is, generally at the end of the second month of the quarter after the licensee has sold the royalty-bearing product. We recognize royalty revenues when we can reliably estimate such amounts and collectibility is reasonably assured. Accordingly, we recognize royalty revenue in the quarter it is reported to us (i.e., generally revenue is recognized one quarter following the quarter in which sales occurred).

Clinical Trial Expenses

Our cost accruals for clinical trials are based on estimates of the services received and efforts expended pursuant to contracts with numerous clinical trial centers and clinical research organizations. In the normal course of business we contract with third parties to perform various clinical trial activities in the on-going development of potential drugs. The financial terms of these agreements are subject to negotiation and variation from contract to contract and may result in uneven payment flows. Payments under the contracts depend on factors such as the achievement of certain events, the successful accrual of patients, the completion of portions of the clinical trial, or similar conditions. The objective of our accrual policy is to match the recording of expenses in our financial statements to the actual cost of services received and efforts expended. As such, expenses related to each patient enrolled in a clinical trial are recognized ratably beginning upon entry into the trial and over the course of the patient’s continued participation in the trial. In the event of early termination of a clinical trial, we accrue an amount based on our estimate of the remaining non-cancelable obligations associated with the winding down of the clinical trial. Our estimates and assumptions could differ significantly from the amounts that may actually be incurred.

Research and Development

Major components of research and development expenses consist of personnel costs, including salaries and benefits, clinical development performed by us and contract research organizations, preclinical work, pharmaceutical development, materials and supplies, third-party research funding and overhead allocations consisting of various administrative and facilities related costs. All research and development costs are charged to expense as incurred.

Interest and Other Income, Net

Interest and other income, net, includes interest income earned on our marketable securities and other non-operating income and expenses. For the year ended December 31, 2003, the components of interest and other income, net, primarily include interest income on our marketable securities of $16.3 million, partially offset by a $6.5 million charge associated with the early extinguishment of our $150 million 5.50% Convertible Notes in the fourth quarter of 2003 (see Note 12 for further details of our debt extinguishment). For the years ended December 31, 2002 and 2001, the amount was comprised solely of interest income on our marketable securities portfolio.

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes certain changes in equity that are excluded from our net income (loss), specifically, the changes in unrealized gains and losses on our holdings of available-for-sale securities. Comprehensive income (loss) for the years ended December 31, 2003, 2002 and 2001 is reflected in the Consolidated Statements of Stockholders’ Equity.

Stock-Based Compensation

At December 31, 2003, we had six stock-based employee compensation plans, which are described more fully in Note 14. We account for our plans under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations. No stock-based employee compensation cost is reflected in net income (loss), as all options granted under our plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net income (loss) and earnings (loss) per share if we had applied the fair value recognition provisions of FASB Statement No. 123, “Accounting for Stock-Based Compensation” (FAS 123), as amended by FAS 148, “Accounting for Stock-Based Compensation-Transition and Disclosure,” to stock-based employee compensation.

During the preparation of the notes to the consolidated condensed financial statements for the quarter ended June 30, 2004, we determined that the calculation of our pro forma net loss reported under FAS 123 for the years ended December 31, 2001, 2002 and 2003, as previously reported, was understated primarily as a result of our having inadvertently excluded the fair value of (and, therefore, the amortization expense related to) options granted during 1998 through 2001.  In addition, we found that amortization expense was incorrectly calculated in 2001, 2002 and 2003 due primarily to inaccuracies in the computation of the weighted-average expected life used to calculate the fair value of stock options granted during 2000 through 2003.  Accordingly, pro forma net loss reported under FAS 123 for the years ended December 31, 2001, 2002 and 2003, presented in the tables below, has been revised.  These revisions had no effect on our previously reported consolidated results of operations or financial condition.

	Year Ended December 31
(In thousands, except per share data)	2003	2002	2001
	(revised)	(revised)	(revised)

Net income (loss), as reported	$(129,814)	$(14,554)	$2,647
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects (revised)	(25,220)	(31,462)	(40,867)
Pro forma net loss	$(155,034)	$(46,016)	$(38,220)

Net income (loss) per basic and diluted share:
As reported	$(1.40)	$(0.16)	$0.03

Pro forma	$(1.68)	$(0.52)	$(0.44)

Impact of revision on previously reported:
Pro forma net loss	$(5,965)	$(19,620)	$(1,928)

Pro forma net loss per basic and diluted share	$(0.07)	$(0.22)	$(0.03)

For the periods presented in the table below, the fair value of each option grant is estimated on the date of grant using the multiple-option approach under the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Years Ended December 31,
	2003	2002	2001

Expected life, in years (revised)	2.8	2.7	3.0
Risk-free interest rate	2.9%	3.9%	4.7%
Volatility	72%	87%	98%
Dividend yield	0	0	0

On March 31, 2004, the FASB issued the Exposure Draft “Share Based Payment,” which would require all equity-based awards to employees to be recognized in the statement of operations based on their fair values.  We will adopt the final standard upon its issuance from the FASB.

We account for stock options granted to non-employees at fair value using the Black-Scholes Option Valuation Model in accordance with EITF 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” Stock options granted to non-employees are subject to periodic revaluation over their vesting terms. We recognize the resulting stock-based compensation expense over the service period in which the non-employee provides services to the Company.

Segment and Concentrations Disclosure

In accordance with FASB Statement No. 131, “Disclosure About Segments of an Enterprise and Related Information,” we are required to report operating segments and related disclosures about our products, services, geographic areas and major customers. We have no product revenue and have only one segment with facilities located primarily within the United States. The majority of our revenues are earned in the United States.

Revenues from Genentech in 2003, 2002 and 2001 accounted for 40%, 38%, and 27% of total revenues, and revenues from MedImmune in 2003, 2002 and 2001 accounted for 37%, 48%, and 33% of total revenues, respectively. No other revenue from any other source exceeded 10% of total revenues for all periods presented.

Derivative Instruments

In accordance with FASB Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities,” we are required to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. We do not use or hold derivatives and therefore there is no effect on the results of our operations or on our financial position.

Foreign Currency Translation

We use the U.S. dollar as our functional currency for our U.S. operations as well as the operations of our French subsidiary. All foreign currency gains and losses are included in interest and other income, net, and have not been material.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of management’s estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Our estimates and assumptions could differ significantly from the amounts that may actually be incurred.

Land, Property and Equipment

Land, property and equipment are stated at cost less accumulated straight-line depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

Buildings and improvements	15 to 30 years
Leasehold improvements	Shorter of asset life or term of lease
Laboratory and manufacturing equipment	7 years
Computer and office equipment	3 years
Furniture and fixtures	7 years

Capitalization of Interest Cost

We capitalize a portion of our interest on borrowings in connection with the renovation of our existing manufacturing facilities and the development and construction activities for our future manufacturing facility. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful lives of the assets. Of total interest cost incurred of $12.0 million and $9.6 million during the years ended December 31, 2003 and 2002, we capitalized interest of $2.2 million and $0.5 million, respectively. No interest was capitalized in 2001.

Intangible and Other Long-Lived Assets

Intangible assets consist of assembled workforce, purchased core technology and a reversion right to purchase certain technology from Roche. In accordance with FASB Statement No. 142, “Goodwill and Other Intangible Assets,” we are amortizing our intangible assets with definite lives over their estimated useful lives and review them for impairment when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. We are amortizing the assembled workforce and core technology assets on a straight-line basis over their estimated useful lives, 2 and 10 years, respectively. We will reclassify the reversion right asset into core technology at that time when the rights to the technology revert back to us (see Note 2). Upon reclassifying the reversion right asset to core technology, we will amortize the asset over the remaining term of the patents underlying the acquired technology. Amortization of intangible assets is included primarily in research and development expenses in the Consolidated Statement of Operations. (See Note 8 for further details on intangible assets.)

In accordance with FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we identify and record impairment losses, as circumstances dictate, on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the discounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. No such impairments have been identified with respect to our long-lived assets, which consist primarily of property and equipment and the intangible assets discussed above.

Postretirement Benefits

In June 2003, we established a postretirement health care plan to offer medical benefits to certain of our former officers and their dependents. We account for these postretirement benefits in accordance with FASB Statement No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” and FASB Statement No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits.”

Recent Accounting Pronouncements

In November 2002, the FASB issued EITF 00-21, “Revenue Arrangements with Multiple Deliverables” (Issue 00-21). Issue 00-21 addresses certain aspects of the accounting by a company for arrangements under which it will perform multiple revenue-generating activities. Issue 00-21 addresses when and how an arrangement involving multiple deliverables should be divided into separate units of accounting. Issue 00-21 also addresses the impact on the measurement and/or allocation of arrangement consideration of customer cancellation provisions and consideration that varies as a result of future actions of the customer or the company. The provisions of Issue 00-21 applied to our revenue arrangements entered into after June 30, 2003. Our adoption of Issue 00-21 did not have a material impact on our results of operations or financial position.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities,” (FIN 46). FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. A variable interest entity is a corporation, partnership, trust, or any other legal structures used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity may be essentially passive or it may engage in research and development or other activities on behalf of another company. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities for interim periods ending after March 15, 2004. Certain of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. Our adoption of the remaining provisions FIN 46 in the first quarter of 2004 is not expected to have a material impact on our results of operations or financial position.

In December 2003, the FASB revised FASB Statement No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” (FAS 132) to improve financial statement disclosures for defined benefit plans. The standard requires that companies provide more details about their plan assets, benefit obligations, cash flows, benefit costs and other relevant information. For example, cash flows will include projections of future benefit payments and an estimate of contributions to be made in the next year to fund pension and other postretirement benefit plans. In addition to expanded annual disclosures, companies are required to report the various elements of pension and other postretirement benefit costs on a quarterly basis. FAS 132 is effective for fiscal periods ending after December 15, 2003. Our adoption of FAS 132, as revised in December 2003, is reflected in Note 13.

2. Collaborative, Humanization and Patent Licensing Arrangements

Roche.  Effective October 2003, we amended our 1999 collaboration agreement with Hoffmann-La Roche, Inc. and its affiliates (Roche), pursuant to which we now have exclusive worldwide rights to market, develop, manufacture and sell Zenapax® (daclizumab) in all disease indications other than transplantation. Roche currently is expected to continue to market Zenapax in transplantation indications until 2007, although an earlier transfer to us of rights in transplantation may occur upon six months’ written notice at Roche’s election.

In connection with the new arrangement, we paid Roche $80 million in cash for return of exclusive rights in indications other than transplantation, and we obtained an option to acquire rights in transplant indications (reversion right), exercisable by us in 2006, but effective in 2007 or as early as 2005 at the election of Roche. To effectuate the transfer of Zenapax in the transplantation indications, we will pay an additional exercise fee to Roche based on the average annual gross sales of Zenapax during the period from January 1, 2004 through the calendar quarter prior to the date of notice of the exercise, or Roche’s notice of its decision to transfer the rights to us prior to our exercise date. If we do not receive transplantation rights, we would pay modest royalties to Roche on any sales in all diseases other than transplantation, and we would continue to receive royalties from Roche on sales of Zenapax in transplantation.

Of the $80 million that we paid to Roche in October 2003, we recorded a charge to acquired in-process research and development totaling approximately $48.2 million, representing technology that had not yet reached technological feasibility and that had no known future alternative uses. In particular, this amount relates to the rights to autoimmune indications for daclizumab that we are currently developing and testing in clinical studies, specifically to treat asthma and ulcerative colitis. These Phase II trials were fully enrolled by the end of December 2003, and we anticipate that results may be available in the first half of 2004.

We capitalized the remaining amount of $31.8 million, which relates to core technology and the reversion right. We are amortizing the value of the core technology, $16.0 million, over the term of the patents underlying the acquired technology. We will reclassify the reversion right asset, $15.8 million, into core technology at the time when the rights to the technology revert back to us, which at our option will be no later than 2007, but could be as early as 2005 at the election of Roche. Upon reclassifying the reversion right asset to core technology, we will amortize the asset over the remaining term of the patents underlying the acquired technology.

The value of the acquired in-process research and development was determined by estimating the related future probability-adjusted net cash flows, which were then discounted to a present value using a rate of 15%. This discount rate is a significant assumption and is based on our estimated weighted average cost of capital taking into account the risks associated with the projects acquired. The projected cash flows from such projects were based on estimates of revenues and operating profits related to such projects considering the stage of development of each potential product acquired, the time and resources needed to complete each product, the estimated life of each potential commercialized product and associated risks including the inherent difficulties and uncertainties in developing a drug compound including obtaining FDA and other regulatory approvals, and risks related to the viability of and potential alternative treatments in any future target markets. In determining the value of the acquired in-process research and development, the assumed commercialization dates used for the potential products ranged from 2007 to 2008.

GlaxoSmithKline plc.  In September 1999, we signed agreements with GlaxoSmithKline (GSK), involving two humanized antibodies for the possible treatment of asthma. We obtained a license to GSK’s humanized anti-IL-4 antibody and granted an exclusive license under our antibody humanization patents to GSK for its humanized anti-IL-5 antibody. We also granted GSK options to obtain non-exclusive licenses under these patents for up to three additional antibodies.

In May 2003, we completed a Phase II trial of the humanized anti-IL-4 antibody in asthma patients. The antibody was well tolerated, but did not demonstrate clinical benefit compared to placebo at either of the dose levels tested. Accordingly, we will not conduct additional clinical studies of the humanized anti-IL-4 antibody and the program has been returned to GSK.

Exelixis, Inc.  In May 2001, we signed a collaborative agreement with Exelixis to discover and develop humanized antibodies for the diagnosis, prevention and treatment of cancer. We agreed to provide Exelixis with $4.0 million in annual research funding for two or more years, and we purchased a $30.0 million five-year note convertible after the first year of the collaboration into Exelixis common stock. We received an exclusive, worldwide license to develop antibodies against certain targets identified by Exelixis that are involved in cell growth, cell death and proliferation. Exelixis has the right to co-fund development of antibodies resulting from the collaboration. We recognized the expense of our research funding ratably over the periods it was performed by Exelixis. As of December 31, 2003, we provided a total of $8.0 million in research funding to Exelixis of which we expensed $1.7 million in 2003, $4.0 million in 2002 and $2.3 million in 2001. For antibody products we develop that Exelixis elects not to co-fund, we have agreed to make specified milestone payments and royalty payments on any product sales. We did not extend the research funding beyond the original two years, and as such, we did not fund any research expense to Exelixis beyond the second quarter of 2003.

Igeneon AG.  In July 2002, we signed an agreement with Igeneon AG, a European biotechnology company focused on cancer immunotherapies, for exclusive worldwide rights to develop and market HuABL364, a humanized antibody against the Lewis Y antigen. To date, we have received a licensing fee and milestone payments from Igeneon and in the future, we may receive additional milestone payments and royalties on any product sales generated by the antibody.

Wyeth.  In December 1996, we entered into an agreement with Genetics Institute, now a wholly owned subsidiary of Wyeth, to initially humanize three mouse antibodies that regulate an immune system pathway. To date, we have received licensing and signing fees totaling $3.7 million and three milestone payments. We are entitled to royalties on any product sales. We also received an option to co-promote the products in North America under certain conditions.

Genentech, Inc.  In September 1998, we entered into an agreement covering patent rights under our humanization patents and under Genentech patents relating to antibody engineering. Genentech paid us a $6.0 million fee, and we paid Genentech a $1.0 million fee. Each company can obtain up to six licenses for humanized antibodies upon payment of an additional fee of at least $1.0 million per antibody, as well as royalties on any product sales. The number of licensed antibodies may be increased and the term of the agreement extended upon payment of additional fees. In November 1998, Genentech exercised certain of its rights under the agreement and obtained a nonexclusive license for Herceptin. Genentech paid us a $1.0 million licensing and signing fee, and we have since been receiving royalties on Herceptin sales.

Further, in September 2003, Genentech and we mutually agreed to extend the master agreement for an additional 5-year term ending December 2008.

In December 2003, we signed a definitive agreement with Genentech, which resolved a dispute relating to our existing patent licensing master agreement, in particular with respect to our antibody humanization patents and certain of Genentech’s humanized antibodies. Under terms of the agreement, Genentech exercised licenses under the patent licensing master agreement between the parties for Genentech’s Xolair and Raptiva antibody products, which were approved by the FDA in the second and fourth quarters of 2003, respectively. These exercises resulted in payment of license exercise fees of $2.2 million to us, which we recognized as license revenue in the fourth quarter of 2003. We recognized royalty revenue from third quarter 2003 sales of Xolair beginning in the fourth quarter of 2003, and we will commence recognition of royalty revenue from Raptiva product sales in the first quarter of 2004.

In consideration of approximately $1.1 million, Genentech exercised a license for its Avastin antibody product, which was approved by the FDA in February 2004. As a result, we will recognize license exercise fees of approximately $1.1 million in the first quarter of 2004 and commence recognition of royalty revenue from Avastin product sales in the second quarter of 2004.

In connection with the December 2003 definitive agreement, we agreed to certain royalty reductions for significant levels of annual aggregate sales of Genentech products licensed under the master agreement. The revised royalty rate structure would apply reciprocally to any of our products licensed under the master agreement. The agreement resolves and settles both companies’ disputes regarding infringement of the Xolair, Raptiva and Avastin products and the validity and enforceability of our patents. We also obtained additional rights for non-exclusive, royalty-bearing licenses under certain of Genentech’s antibody patents.

Millennium Pharmaceuticals, Inc.  In March 2001, we entered into a patent rights agreement with Millennium under our humanization patents for which they paid us an upfront fee. Millennium can obtain up to three patent licenses for humanized antibodies upon payment of additional fees, as well as royalties on any product sales. The term of the agreement may be extended upon payment of additional fees. In the fourth quarter of 2003, Millennium exercised one of its three patent licenses, and pursuant to the agreement, we received an additional patent license fee from Millennium.

MedImmune, Inc.  In December 2002, we entered into a patent rights agreement with MedImmune under our humanization patents for which they paid us an upfront fee. MedImmune can obtain up to three patent licenses for humanized antibodies upon payment of additional fees, as well as royalties on any product sales. MedImmune can obtain rights to obtain up to three additional patent licenses upon payment of additional fees.

Actinium Pharmaceuticals, Inc.  In March 2003, we signed a licensing agreement with Actinium Pharmaceuticals, Inc. (API) that provides API certain development rights to Zamyl™, our SMART M195 humanized antibody against the CD33 antigen, present on the cancer cells of most patients with acute myeloid leukemia, the most common form of acute leukemia in adults. In connection with the signing of the agreement in the first quarter of 2003, we received an upfront licensing fee, and in the future we may receive development milestone payments and royalties on future sales generated by the antibody.

Abbott Laboratories.  In December 2003, we signed a licensing agreement with Abbott Laboratories (Abbott) that provides Abbott certain exclusive rights to intellectual property related to antibodies capable of binding Interleukin-12 (IL-12) or its receptor. IL-12 is a cytokine with potential as a target in the treatment of a number of autoimmune diseases. The licensed rights are not related to our humanization technology. In connection with the agreement, we received an upfront licensing fee, and in the future we may receive development milestone payments and royalties on future sales of antibodies developed by Abbott against IL-12. We initially licensed certain intellectual property related to anti-IL-12 therapy from Roche and will share with Roche a portion of all amounts received.

Other Patent License and Humanization Agreements.  We have entered into patent license and humanization agreements with numerous other companies that are independently developing humanized antibodies, including Biogen, Celltech Group plc, Chugai, Elan Pharmaceuticals, Eli Lilly and Company, Fujisawa Pharmaceuticals Co., IDEC Pharmaceuticals, Intermune Pharmaceuticals, Medarex, Merck KgaA, Progenics, Sankyo and Tanox. In each agreement, we granted a worldwide, exclusive or nonexclusive license under our patents to the other company for antibodies to a specific target antigen. In general, we received a licensing and signing fee and the right to receive annual maintenance fees and royalties on any product sales. Under some of these agreements, we also may receive milestone payments. We have also entered into agreements to use our technology to humanize antibodies for other companies, including Ajinomoto, Mochida Pharmaceutical, Teijin, and Yamanouchi Pharmaceutical. In general, we received a licensing and signing fee and the right to receive additional payments upon the achievement of certain milestones and royalties on any product sales.

3. Net Income (Loss) Per Share

In accordance with Financial Accounting Standards Board (FASB) Statement No. 128, “Earnings Per Share,” basic and diluted net income (loss) per share amounts have been computed using the weighted average number of shares of common stock outstanding during the periods presented. The calculation of diluted net income per share also includes the dilutive effect of outstanding stock options in 2001, but does not include the effect of outstanding convertible notes because the assumed conversion of these notes would be anti-dilutive. We incurred net losses for the years ended December 31, 2002 and 2003, and as such, we did not include the effect of outstanding stock options or outstanding convertible notes in the diluted net loss per share calculations, as their effect would be anti-dilutive for both periods.

The following is a reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share computations for the periods presented below:

	Years Ended December 31,
	2003	2002	2001
	(In thousands, except basic and diluted net income (loss) per share)

Numerator:
Net income (loss)	$(129,814)	$(14,554)	$2,647

Denominator:
Basic net income (loss) per share-Weighted-average shares	92,478	88,865	87,624
Dilutive potential common shares-Stock options	—	—	5,265
Denominator for diluted net income (loss) per share	92,478	88,865	92,889

Basic net income (loss) per share	$(1.40)	$(0.16)	$0.03

Diluted net income (loss) per share	$(1.40)	$(0.16)	$0.03

The total number of shares excluded from the calculations of diluted net income (loss) per share for outstanding convertible notes was 16,389,450 in 2003 and 3,974,000 in 2002 and 2001. The total number of shares excluded from the calculation of diluted net loss per share for outstanding stock options was approximately 14,537,000 in 2003, 12,310,000 in 2002, and 5,263,000 in 2001. Such securities, had they been dilutive, would have been included in the computations of diluted net income (loss) per share.

4. Eos Acquisition

In April 2003, we completed the acquisition of Eos Biotechnology, Inc. (Eos), a development stage company. Eos was engaged in drug discovery of therapeutic antibodies based on information from the human genome. By applying a disease-based approach and a suite of proprietary discovery technologies, Eos identified antibodies that selectively and specifically target pathogenic cells.

This acquisition was completed to expand our development pipeline of potential products in oncology. Eos’ portfolio consisted of two drug candidates, including Anti-51 integrin antibody (M200), a function-blocking antibody that targets a specific integrin for solid tumors, including pancreatic, non-small lung and colorectal cancers and a Fab fragment of the Anti-51 integrin antibody (F200) for ocular indications, including age-related macular degeneration. In 2003, we initiated a Phase I clinical trial of M200 in patients with advanced solid tumors for whom there is no standard treatment.

In connection with this acquisition, we issued an aggregate of 4,180,375 shares of our common stock (net of approximately 151,000 shares that were withheld from Eos shareholders to provide for the Eos shareholder tax liabilities incurred in connection with receipt of the shares issued in the acquisition) in exchange for all outstanding shares of Eos preferred and common stock. The share issuances were exempt from registration pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended. Certain shares issued will be held in escrow pursuant to the terms of the Agreement and Plan of Merger and Reorganization, as amended.

The Eos acquisition was accounted for as an acquisition of assets rather than as a business combination as Eos was a development stage company that had not commenced its planned principal operations. Eos lacked the necessary elements of a business because it did not have completed products and, therefore, no ability to access customers. The Eos operating results have been included in our consolidated results of operations since April 5, 2003.

The aggregate purchase price was $38.8 million, consisting of the shares issued to the Eos stockholders valued at $35.5 million (including the value of shares withheld to provide for tax liabilities of $1.3 million), transaction costs of $2.2 million and employee change of controls costs of $1.1 million. The shares issued in connection with this acquisition were valued at $8.17 per share, which represented the average closing market price of our common stock a few days before and after the acquisition announcement date (February 4, 2003).

Based upon an independent third-party valuation of the tangible and intangible assets acquired, we have allocated the total purchase price to the assets acquired and liabilities assumed as follows (in thousands):

Tangible assets acquired	$5,418
Assembled workforce	1,410
Acquired in-process research and development	37,834
Liabilities assumed	(5,848)
$38,814

The $1.4 million value assigned to the assembled workforce is being amortized over 2 years, the estimated useful life of the asset.

Approximately $37.8 million of the purchase price was allocated to acquired in-process research and development due to Eos’ incomplete research and development programs that had not yet reached technological feasibility as of April 4, 2003 and had no alternative future use as of that date.

A summary of these programs follows:

Program	Description	Status of Development	Value Assigned
			(in thousands)

Anti-angiogenesis (M200, Anti-51 Integrin Antibody)	Function-blocking antibody that targets a specific integrin for solid tumors, including pancreatic, non-small lung and colorectal cancers.	IND filed December 2002; Phase 1 clinical trials initiated in June 2003	$24,067
Ocular Neovasculariz ation (F200, Anti-51 Integrin Antibody)	Fab fragment of Anti-51 Integrin Antibody for ocular indications, including age-related macular degeneration.	IND filing in 2005*	$13,767

*                                         Development progress may be affected by potential partnering discussions or commitment of resources to more advanced programs.

The value of the acquired in-process research and development was determined by estimating the related future probability-adjusted net cash flows, which were then discounted to a present value using a rate of 15%. This discount rate is a significant assumption and is based on our estimated weighted average cost of capital taking into account the risks associated with the projects acquired. The projected cash flows from such projects were based on estimates of revenues and operating profits related to such projects considering the stage of development of each potential product acquired, the time and resources needed to complete each product, the estimated life of each potential commercialized product and associated risks including the inherent difficulties and uncertainties in developing a drug compound including obtaining FDA and other regulatory approvals, and risks related to the viability of and potential alternative treatments in any future target markets. In determining the value of the acquired in-process research and development, the assumed commercialization dates used for the potential products ranged from 2008 to 2009.

5. Impairment Loss on Investment

In January 2002, we sold the assets of our small molecule group to Signature BioScience, Inc. (Signature), a privately held drug discovery company, in exchange for 523,952 shares of Signature convertible preferred stock. The stock received was recorded at the net book value of the assets sold plus transaction costs incurred, which approximated $1.3 million. In conjunction with this transaction, in December 2002, we accrued an additional $0.2 million payable to Signature in connection with cash retention bonuses to designated key employees still employed by Signature after one year. Pursuant to the terms of the agreement, in exchange for these bonus payments we received in early 2003 an additional 149,701 shares of Signature convertible preferred stock, which was recorded as an increase in the carrying value of the preferred stock. Since the shares we received are not publicly traded, the value of the shares is difficult to estimate. As of December 31, 2002, we estimated that the fair value of our shares owned and to be received in early 2003 had declined to $150,000 and that an impairment of our investment had occurred and that such impairment was other then temporary. Accordingly, we recorded an impairment charge of $1.4 million in December 2002. The amount of the charge was based on the difference between the estimated fair value as determined by our management and our original cost basis in the shares of approximately $1.6 million.

As of March 31, 2003, we estimated that our investment in Signature had become fully impaired and that such impairment was other than temporary. Accordingly, in the first quarter of 2003 we recorded an impairment charge of $150,000 to write off the residual book value of our investment in Signature at that date.

6. Marketable Securities and Restricted Investments

We invest our excess cash balances primarily in short-term and long-term marketable debt securities. These securities are classified as available-for-sale. Available-for-sale securities are carried at estimated fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss) in stockholders’ equity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. The cost of securities sold is based on the specific identification method, when applicable. The following is a summary of available-for-sale securities. Estimated fair value is based upon quoted market prices for these or similar instruments.

	Available-for-Sale-Securities
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)

December 31, 2003
Securities of the U.S. Government and its agencies maturing:
within 1 year	$28,909	$50	$—	$28,959
between 1-3 years	80,000	280	(25)	80,255
U.S. corporate debt securities maturing:
within 1 year	29,994	504	—	30,498
between 1-3 years	10,070	81	—	10,151
Total marketable debt securities	$148,973	$915	$(25)	$149,863

December 31, 2002
Securities of the U.S. Government and its agencies maturing:
within 1 year	$50,935	$556	$—	$51,491
between 1-3 years	121,257	1,933	—	123,190
U.S. corporate debt securities maturing:
within 1 year	110,116	2,444	—	112,560
between 1-3 years	30,313	1,126	—	31,439
Total marketable debt securities	$312,621	$6,059	$—	$318,680

During 2003, 2002 and 2001, there were no realized gains or losses on the sale of available-for-sale securities, as all securities liquidated in each of these years were held to maturity.

In July 2003, we issued 2.75% Convertible Subordinated Notes due August 16, 2023 with a principal amount of $250.0 million (see Note 12 for further details). In connection with the issuance of these convertible notes, we pledged a portfolio of U.S. government securities as security, which, including the interest earned thereon, will be sufficient to pay the first six scheduled interest payments for the notes. The pledged amount, with a balance of approximately $20.8 million at December 31, 2003, is classified as restricted investments on our balance sheet and consists of securities of the U.S. Government and its agencies. The portion related to payments to be made within one year, $7.4 million, is reflected on the consolidated balance sheet within marketable securities, and the portion related to payments to be made thereafter, $13.4 million, is reflected on the balance sheet as long-term restricted investments. The basis for the value of these restricted investments on the balance sheet is the amortized cost of the investments, which approximates the fair market values at December 31, 2003.

7. Land, Property and Equipment

Land, property, and equipment consisted of the following:

	December 31,
	2003	2002
	(In thousands)

Land	$10,743	$10,743
Buildings and improvements	23,766	22,198
Leasehold improvements	18,887	6,691
Laboratory and manufacturing equipment	27,428	20,604
Construction-in-process	93,494	26,754
Computer and office equipment	11,278	6,621
Furniture and fixtures	2,540	2,058
	188,136	95,669
Less accumulated depreciation and amortization	(32,623)	(24,867)
	$155,513	$70,802

Depreciation and amortization expense for 2003, 2002 and 2001 was $8.2 million, $4.9 million, and $4.3 million, respectively.

8. Intangible Assets

At December 31, 2003, our intangible assets consisted of the following (in thousands):

Assembled workforce	$1,410
Core technology	16,053
Roche reversion right	15,788
Total intangible assets	33,251
Less: Accumulated amortization	(940)
Net intangible assets	$32,311

Amortization expense for our intangible assets during 2003 was approximately $940,000. The reversion right asset relates to our option to repurchase from Roche exclusive rights in remaining transplant indications of Zenapax. We will reclassify the reversion right asset into core technology at the time when the rights to the technology revert back to us (see Note 2). Upon reclassifying the reversion right asset to core technology, we will amortize the asset over the remaining term of the patents underlying the acquired technology.

For our assembled workforce and core technology intangible assets, the expected future annual amortization expense is as follows (in thousands):

	Assembled Workforce	Core Technology

For the year ending December 31,
2004	$705	$1,646
2005	177	1,646
2006	—	1,646
2007	—	1,646
2008	—	1,646
Thereafter	—	7,411
Total amortization expense	$882	$15,641

9. Accrued Liabilities

At December 31, 2003 and 2002, other accrued liabilities consisted of the following (in thousands):

	2003	2002

Construction-in-process	$14,568	$1,896
Consulting and services	2,409	1,458
Other	2,374	1,222
Total	$19,351	$4,576

10. Commitments

We occupy leased facilities under agreements that expire in 2004, 2005, 2006 and 2009. We also have leased certain office equipment under operating leases. Rental expense under these arrangements totaled approximately $2.3 million, $1.3 million, and $0.9 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Future payments under non-cancelable operating leases at December 31, 2003, are as follows:

Year Ending December 31,
2004	$2,531
2005	2,344
2006	1,898
2007	753
2008	779
Thereafter	131
$8,436

11. Long-Term Debt and Notes Payable

In September 1999, Fremont Holding L.L.C. (a wholly-owned subsidiary of Protein Design Labs, Inc.) obtained a $10.2 million term loan to purchase our Fremont, California facilities. The loan bears interest at the rate of 7.64% per year amortized over 15 years with principal and interest payable monthly. The loan is secured by our Fremont, California facilities, which has an approximate carrying amount of $24.8 million, and is subject to the terms and covenants of the loan agreement.

In connection with our acquisition of Eos in the second quarter of 2003, we assumed notes payable of $2.3 million related to equipment and software purchases during 2001 and 2002. The equipment loans bear interest at a weighted average rate of 10.2%, which payments are due in equal installments of interest and principal over a term of generally 4 years. The loans are secured by the equipment and software purchases made under the terms of the loans.

Future minimum payments under the facilities and equipment loans at December 31, 2003, together with the present value of those minimum payments, are as follows (in thousands):

Year Ending December 31,
2004	$1,836
2005	1,583
2006	1,243
2007	1,139
2008	1,139
Thereafter	6,643
Total	13,583
Less amount representing interest	(4,021)
Present value of future payments	9,562
Less current portion	(1,039)
Non-current portion	$8,523

We believe that the fair values of the facility and equipment loans at December 31, 2003 approximated their carrying values as of this date. The fair values of the remaining payments under the loans are estimated using discounted cash flow analyses, based on our current incremental borrowing rates for similar types of borrowing arrangements.

12. Convertible Notes

In July 2003, we issued 2.75% Convertible Subordinated Notes due August 16, 2023 with a principal amount of $250.0 million (Convertible Notes). The Convertible Notes are convertible into our common stock at a conversion price of $20.14 per share, subject to adjustment in certain events and at the holders’ option. Interest on the Convertible Notes is payable semiannually in arrears on February 16 and August 16 of each year. The Convertible Notes are unsecured and are subordinated to all our existing and future senior indebtedness. The Convertible Notes may be redeemed at our option, in whole or in part, beginning on August 16, 2008 at par value. In addition, in August 2010, August 2013 and August 2018, holders of our Convertible Notes may require us to repurchase all or a portion of their notes at 100% of their principal amount, plus any accrued and unpaid interest to, but excluding, such date. For Convertible Notes to be repurchased in August 2010, we must pay for the repurchase in cash, and we may pay for the repurchase of notes to be repurchased in August 2013 and August 2018, at our option, in cash, shares of our common stock or a combination of cash and shares of our common stock. In the third quarter of 2003, we filed a shelf registration statement with the Securities and Exchange Commission covering the resale of the Convertible Notes and the common stock issuable upon conversion of the Convertible Notes.

Issuance costs associated with the Convertible Notes aggregating $8.3 million are included in other assets and are being amortized to interest expense over the term of the earliest redemption of the debt, or approximately seven years. The accumulated amortization at December 31, 2003 was $0.5 million. The estimated fair value of the Convertible Notes at December 31, 2003 was approximately $290 million based upon publicly available pricing information.

We pledged a portfolio of U.S. government securities costing approximately $20.8 million as security for the Convertible Notes. (See Note 6.)

In February 2000, we issued 5.50% Convertible Subordinated Notes due February 15, 2007 with a principal amount of $150 million (the 5.50% Convertible Notes). The 5.50% Convertible Notes were convertible at the holders’ option into our common stock at a conversion price of $37.75 per share, subject to adjustment as a result of certain events. Interest on these notes was payable semiannually in arrears on February 15 and August 15 of each year. The redemption price, set forth in the 5.5% Convertible Notes indenture, was 102.75% of the principal amount, or $1,027.50 per $1,000 of principal amount of the 5.5% Convertible Notes.

In November 2003, we paid approximately $155.9 million in cash to redeem the 5.5% Convertible Notes, including accrued interest of $1.8 million and prepayment obligations of approximately $4.1 million in connection with the redemption. In addition to the $4.1 million in prepayment obligations for early extinguishment of these notes, we recorded a charge to write-off the unamortized balance of the original debt issuance costs of approximately $2.4 million; these charges, totaling $6.5 million, are included in interest and other income, net, in the Consolidated Statement of Operations.

13. Postretirement Benefit Plan

In June 2003, we established a postretirement health care plan (the Plan), which covers medical, dental and vision coverage for certain of our former officers and their dependents. For the period from the inception of the Plan (June 1, 2003) through December 31, 2003, we have recognized, and accrued, net periodic postretirement benefit cost of approximately $118,000. This expense includes service cost, interest cost, and amortization of prior service cost. In connection with the Plan, at December 31, 2003, the accumulated postretirement benefit obligation, the unamortized prior service cost, and the unrealized net actuarial loss were approximately $1.0 million, $773,000, and $148,000, respectively.

We calculated the preceding information using an assumed discount rate of 6.5% and a measurement date of June 1, 2003. Further, we assumed the rate of increase in per capita costs of covered health care benefits to be 10% in 2004, decreasing gradually to 5.5% by the year 2009. A one percentage point change in the assumed health care cost trend rate would not have a material effect on the net periodic postretirement benefit cost or the postretirement benefit obligation at December 31, 2003.

In connection with the Plan, we expect to pay health care premiums aggregating approximately $100,000 and $2.1 million during the years 2004 through 2008, and during the years 2009 through 2030, respectively.

14. Stockholders’ Equity

Stock Split

On October 9, 2001, we effected a two-for-one stock split of our common stock in the form of a dividend of one share of Protein Design Labs, Inc. common stock for each share held at the close of business on September 18, 2001. Our stock began trading on a split-adjusted basis as of October 10, 2001. The share and per share amounts in the accompanying financial statements and notes reflect the effect of this stock split.

Common Stock Reserved for Future Issuance

Shares of our common stock reserved for future issuance at December 31, 2003 were as follows (in thousands):

All stock option plans	23,333
Employee stock purchase plan	974
Convertible debt	12,415
Total	36,722

Stock Option Plans

At December 31, 2003, we had six stock-based employee compensation plans, which are described more fully below. The exercise price of all stock options granted under our plans has been equal to the fair value of our common stock on the grant date and generally, the option term is ten years. In the past, we have granted stock options to a limited number of non-employees (other than non-employee members of the Board of Directors). The compensation expense associated with these options was approximately $276,000 in 2003, and it was immaterial in all other years presented.

1991 Stock Option Plan

In December 1991, the Board of Directors adopted the 1991 Stock Option Plan (1991 Plan). We reserved 16,000,000 shares of common stock for the grant of options under the 1991 Plan. Options granted under the 1991 Plan generally vest at the rate of 25% at the end of the first year, with the remaining balance vesting monthly over the next three years in the case of employees, and ratably over two or five years in the case of advisors and consultants.

At the 1999 Annual Meeting of Stockholders, stockholders approved the 1999 Stock Option Plan, including a provision whereby upon termination of the 1991 Plan, any shares remaining available for grant or which subsequently become available upon the termination of options outstanding under the 1991 Plan, if any, are added automatically to the 1999 Stock Option Plan. During 2002, 1,717,694 shares, the remaining shares available for grant under the 1991 Plan, were transferred to the 1999 Stock Option Plan. As a result of stock options that subsequently terminated under the 1991 Plan, 361,630 additional shares have been transferred to and authorized for grant under the 1999 Stock Option Plan as of December 31, 2003.

Outside Directors Stock Option Plan

In February 1992, the Board of Directors adopted the Outside Directors Stock Option Plan (Directors Plan). We reserved 800,000 shares of common stock for the grant of options under the Directors Plan. Options granted pursuant to the Directors Plan vest monthly over five years.

At the 2002 Annual Meeting of Stockholders, stockholders approved that upon the termination of the Directors Plan, any shares remaining available for grant or which would otherwise become available for grant upon the subsequent cancellation, termination or expiration of options outstanding will automatically become available for issuance under the 2002 Outside Directors Plan. In 2002, the remaining 240,000 shares available for grant were transferred to the 2002 Outside Directors Plan.

1999 Nonstatutory Stock Option Plan

In August 1999, the Board of Directors adopted the 1999 Nonstatutory Stock Option Plan (the Nonstatutory Option Plan) under which options may be granted to employees, prospective employees and consultants of the Company and any parent or subsidiary corporation. We reserved 4,000,000 shares of common stock for the grant of options under the Nonstatutory Option Plan. In April 2001 and February 2003, the Board of Directors approved amendments to increase the shares reserved under the Nonstatutory Option Plan by 4,000,000 shares and 3,000,000 shares, respectively. The total number of shares reserved under the Nonstatutory Option Plan since its inception is 11,000,000.

Options may be granted under the Nonstatutory Option Plan with an exercise price and vesting period established at the discretion of the Board of Directors.

1999 Stock Option Plan

In April 1999, the Board of Directors adopted the 1999 Stock Option Plan (the 1999 Option Plan), which was approved by our stockholders in June 1999. We reserved 3,700,000 shares of common stock for the grant of options under the 1999 Option Plan.

In April and June 2001, respectively, the Board of Directors and stockholders approved an amendment to our 1999 Option Plan to increase the number of shares reserved for issuance by a total of 4,000,000 shares. Upon termination of the 1991 Plan, any shares remaining available for grant or which subsequently become available upon the termination of options outstanding under the 1991 Plan, if any, are added automatically to the 1999 Option Plan. During 2002, 1,717,694 shares, the remaining shares available for grant under the 1991 Plan, were transferred to 1999 Stock Option Plan. As a result of stock options that subsequently terminated under the 1991 Plan, 361,630 additional shares have been transferred to and authorized for grant under the 1999 Stock Option Plan as of December 31, 2003.

Options may be granted under the 1999 Option Plan with an exercise price and vesting period established at the discretion of the Board of Directors.

2002 Outside Directors Plan

In December 2001, the Board of Directors adopted the 2002 Outside Directors Plan (2002 Directors Plan) to replace our Directors Plan, subject to and effective upon its approval by the stockholders. We reserved 240,000 shares of common stock for the grant of options under the 2002 Directors Plan. In June 2002, at the 2002 Annual Meeting of Stockholders, our stockholders approved the 2002 Directors Plan including a provision whereby upon termination of the Directors Plan, any shares remaining available for grant or which subsequently become available upon the termination of options outstanding under the Directors Plan, if any, will be added automatically to the 2002 Directors Plan. During 2002, 240,000 shares were transferred to the 2002 Directors Plan for a total of 480,000 shares authorized under this plan.

The 2002 Directors Plan provides for automatic annual grants to each outside director of options to purchase 12,000 shares of the our common stock, vesting monthly over 12 months. Options must be granted under the 2002 Directors Plan with an exercise price equal to the market price of our stock on the grant date.

A summary of the status of our stock option plans at December 31, 2003, 2002 and 2001, and changes during the years ending those dates is presented below.

	2003		2002		2001
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
	(In thousands, except exercise price data)

Outstanding at beginning of year	12,310	$17.18	10,528	$18.40	9,575	$13.90
Granted	3,228	10.37	3,427	13.46	3,142	28.41
Exercised	(317)	6.75	(516)	5.63	(1,274)	8.29
Forfeited	(684)	21.65	(1,129)	22.45	(915)	20.18
Outstanding at end of year	14,537	15.69	12,310	17.18	10,528	18.40

Exercisable at end of year	8,230		5,975		3,799

Weighted average fair value of options granted during the year		$7.27		$10.72		$21.55

The following information applies to all stock options outstanding under our stock option plans at December 31, 2003:

	Outstanding			Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
	(In thousands, except exercise prices and remaining contractual life data)

$3.88 - $5.31	1,606	3.94	$4.32	1,606	$4.32
$5.58 - $7.83	1,590	6.89	7.20	725	6.63
$7.84 - $8.30	1,655	8.67	8.12	359	8.19
$8.39 - $9.66	1,723	6.59	9.19	881	9.47
$9.66 - $13.96	1,630	8.20	12.35	506	11.19
$14.05 - $18.90	1,616	8.53	17.73	611	18.39
$20.48 - $21.02	1,578	6.33	21.00	1,401	21.00
$21.04 - $23.49	292	7.82	22.29	156	22.29
$23.63 - $27.50	1,574	7.35	27.28	1,042	27.30
$27.83 - $56.84	1,273	7.05	38.55	943	39.08
Totals	14,537		$15.69	8,230	$16.78

To date, an aggregate of approximately 36,102,000 shares have been authorized for grant under our stock option plans and as of December 31, 2003, approximately 8,796,000 are available for grant.

1993 Employee Stock Purchase Plan

In February 1993, the Board of Directors adopted the 1993 Employee Stock Purchase Plan (Employee Purchase Plan). We reserved 2,400,000 shares of common stock for the purchase of shares by employees under the Employee Purchase Plan. At December 31, 2003, 973,287 shares remain available for purchase. Eligibility to participate in the Employee Purchase Plan is essentially limited to full-time employees who own less than 5% of the outstanding shares. Under the Employee Purchase Plan, eligible employees can purchase shares of our common stock based on a percentage of their compensation, up to certain limits. The purchase price per share must equal at least the lower of 85% of the market value on the date offered or on the date purchased. During 2003, an aggregate of 210,074 shares were purchased by employees under the Employee Purchase Plan at prices of $7.65 or $11.87 per share. During 2002, an aggregate of 163,369 shares were purchased by employees under the Employee Purchase Plan at prices of $9.23 or $7.23 per share. During 2001, an aggregate of 72,923 shares were purchased by employees under the Employee Purchase Plan at prices of $27.88 or $34.17 per share.

15. Income Taxes

The provision for income taxes consists of the following:

	Years Ended December 31,
	2003	2002	2001
	(in thousands)

Current:
Federal	$—	$—	$—
State	18	12	12
Foreign	55	30	—
Total Current	$73	$42	$12

A reconciliation of the income tax provision (benefit) at the statutory federal income tax rate compared to the income tax provision included in the accompanying consolidated statements of operations is as follows:

	Year Ended December 31,
	2003	2002	2001
	(in thousands)

Computed at U.S. statutory rate
At statutory rate	$(44,107)	$(5,079)	$930
Unutilized (utilized) net operating losses	31,243	5,079	(930)
Nondeductible acquired in-process research and development	12,864	—	—
State taxes	18	12	12
Foreign taxes	55	30	—
Total	$73	$42	$12

As of December 31, 2003, we have federal and California state net operating loss carryforwards of approximately $333.5 million and $64.1 million, respectively. We also have federal and California state research and other tax credit carryforwards of approximately $9.8 million and $9.3 million, respectively. The federal net operating loss and tax credit carryforwards will expire at various dates beginning in the year 2004 through 2023, if not utilized. The California state net operating losses will expire at various dates beginning in 2004 through 2013, if not utilized.

Utilization of the federal and California state net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986. The annual limitation may result in the expiration of net operating losses and credits before utilization.

Deferred income taxes reflect the net effects of net operating loss and tax credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our net deferred tax assets are as follows:

	December 31,
	2003	2002
	(in thousands)

Deferred tax assets:
Net operating loss carryforwards	$117,210	$89,410
Research and other tax credits	15,940	11,910
Intangible assets	18,770	—
Deferred revenue	60	20
Capitalized research and development costs	10,610	8,090
Other	1,160	730
Total deferred tax assets	163,750	110,160
Valuation allowance	(163,400)	(107,740)
Total deferred tax assets	350	2,420
Deferred tax liabilities:
Unrealized gains on investments	350	2,420
Total deferred tax liabilities	350	2,420
Net deferred tax assets	$—	$—

Because of our history in the absence of earnings, the deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $55.7 million, $4.4 million, and $11.4 million during 2003, 2002 and 2001, respectively.

Approximately $69.8 million of the deferred tax assets at December 31, 2003 relates to benefits of stock option deductions which, when recognized, will be allocated directly to contributed capital.

16. Legal Proceedings

We are involved in administrative opposition proceedings being conducted by the European Patent Office with respect to our first European patent relating to humanized antibodies. At an oral hearing in March 2000, the Opposition Division of the European Patent Office decided to revoke the broad claims of our first European humanization patent. We have appealed this decision. In November 2003, the Technical Board of Appeal of the European Patent Office decided to uphold our appeal and to set aside the Opposition Division’s decision. The Board of Appeal ordered that certain claims be remitted to the Opposition Division for further prosecution and consideration of issues of patentability (novelty, enablement and inventive step). The claims remitted by the Board of Appeal cover the production of humanized antibody light chain that contain amino acid substitutions made under our antibody humanization technology. Regardless of the Opposition Division’s decision on these claims, such decision could be subject to further appeals. Until the opposition is resolved, we may be limited in our ability to collect royalties or to negotiate future licensing or collaborative research and development arrangements based on this and our other humanization patents. Moreover, if the opposition is successful, our ability to collect royalties on European sales of antibodies humanized by others would depend on the scope and validity of our second European patent, whether the antibodies are manufactured in a country outside of Europe where they are covered by one of our patents, and in that case the terms of our license agreements with respect to that situation. Also, the Opposition Division’s decision could encourage challenges of our related patents in other jurisdictions, including the United States. This decision may lead some of our licensees to stop making royalty payments or lead potential licensees not to take a license, either of which might result in us initiating formal legal actions to enforce our rights under our humanization patents. In such a situation, a likely defensive strategy to our action would be to challenge our patents in that jurisdiction. During the opposition process with respect to our first European patent, if we were to commence an infringement action to enforce that patent, such an action would likely be stayed until the opposition is decided by the European Patent Office. As a result, we may not be able to successfully enforce our rights under our European or related U.S. and Japanese patents.

Eight notices of opposition were filed with respect to our second European antibody humanization patent and we have filed our response with the European Patent Office. Oral hearings, originally scheduled to take place in October 2003, have been postponed by the European Patent Office. No new date has been set for the hearings.

Also, three opposition statements were filed with the Japanese Patent Office with respect to our Japanese humanization patent. The Japanese Opposition Board’s subsequent decision supported one aspect of the position of the opponents, to which we filed two responses. Ultimately, we received a final determination from the Japanese Patent Office examiner affirming the Opposition Board’s earlier decision. We have appealed this decision to the Tokyo High Court. A hearing was held in April 2003. The patent will remain valid and enforceable during this appeal process. If this appeal is unsuccessful, we will then have an opportunity to appeal to the Japanese Supreme Court.

With respect to these legal matters, we cannot predict with any certainty how they will ultimately be resolved. As any adverse outcomes are neither probable nor estimable at December 31, 2003, we have not reflected any charges for these matters in our consolidated results of operations.

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Protein Design Labs, Inc.

We have audited the accompanying consolidated balance sheets of Protein Design Labs, Inc. as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Protein Design Labs, Inc. at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Palo Alto, California
February 2, 2004, except for paragraphs 14 through 18 of
Note 1, as to which the date is August 9, 2004